Exhibit 4.5

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank

P.O. Box 1

Toronto-Dominion Centre

Toronto, Ontario M5K 1A2

2.	Date of Material Change

December 5, 2013

3.	News Release

The attached press release reporting the material change was issued on December 5, 2013 via CNW Group.

4.	Summary of Material Change

The Board of Directors of The Toronto-Dominion Bank declared a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. The stock dividend is payable on January 31, 2014 to common shareholders of record at the close of business on January 23, 2014.

5.	Full Description of Material Change

The Board of Directors of The Toronto-Dominion Bank declared a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares.

Shareholders of record as at the close of business on January 23, 2014 will be entitled to receive the stock dividend on the payment date of January 31, 2014. Registered shareholders will be mailed share certificates representing the stock dividend starting January 31, 2014. Non-registered shareholders’ brokerage accounts will be credited for the additional shares representing the stock dividend on or about the payment date.

The Bank is ascribing essentially no monetary value to the stock dividend. Accordingly, there are should be no unfavourable Canadian or U.S. tax consequences for shareholders and shareholders’ equity will not be diluted in any way by the stock dividend. The aggregate cash dividend payable to a shareholder will not be affected by the stock dividend. For additional information about the tax consequences of the stock dividend, shareholders are advised to consult their tax advisor. Outstanding awards under the Bank’s equity-based compensation plans will be adjusted as necessary to reflect the issuance of additional common shares as a result of the stock dividend.

The Bank’s common shares are expected to begin trading on an “ex-dividend” basis on the Toronto and New York Stock Exchanges on February 3, 2014.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Philip C. Moore

Senior Vice President, Deputy General Counsel and Corporate Secretary

416-308-4514

9.	Date of Report

December 6, 2013.

TD BANK GROUP ANNOUNCES STOCK AND CASH DIVIDENDS

(all amounts in Canadian dollars)

TORONTO, December 5, 2013—The Toronto-Dominion Bank (the Bank) today announced that its Board of Directors has declared a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares.

Shareholders of record as at the close of business on January 23, 2014 will be entitled to receive the stock dividend on the payment date of January 31, 2014. Registered shareholders will be mailed share certificates representing the stock dividend starting January 31, 2014. Non-registered shareholders’ brokerage accounts will be credited for the additional shares representing the stock dividend on or about the payment date.

The Bank is ascribing essentially no monetary value to the stock dividend. Accordingly, there should be no unfavourable Canadian or U.S. tax consequences for shareholders and shareholders’ equity will not be diluted in any way by the stock dividend. The aggregate cash dividend payable to a shareholder will not be affected by the stock dividend. For additional information about the tax consequences of the stock dividend, shareholders are advised to consult their tax advisor. Outstanding awards under the Bank’s equity-based compensation plans will be adjusted as necessary to reflect the issuance of additional common shares as a result of the stock dividend.

The Bank’s common shares will be traded in accordance with the “due bill” procedures of the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) from January 21, 2014 through January 31, 2014. This means any trades that are executed on the TSX or the NYSE during this period will be identified to ensure purchasers of the Bank’s common shares receive the entitlement to the stock dividend. The Bank’s common shares will commence trading on an “ex-dividend” basis with respect to the stock dividend on February 3, 2014 and the due bill redemption date will be February 5, 2014.

The Bank also announced that a cash dividend in an amount of eighty-six cents (86 cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending January 31, 2014, payable on and after January 31, 2014, to shareholders of record at the close of business on January 6, 2014. This represents an increase in the quarterly dividend of one cent or 1% compared with last quarter. The cash dividend is payable on the number of common shares of the Bank that are issued and outstanding on the record date and as such will not be payable on any common shares issued pursuant to the stock dividend. The Bank’s common shares will commence trading on an ex- dividend basis with respect to the cash dividend from January 2, 2014.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the Plan). Under the Plan, the Bank has the discretion to either purchase the additional common shares in the open market or issue them from treasury. If issued from treasury, the Bank may decide to apply a discount of up to 5% to the Average Market Price (as defined in the Plan) of the additional shares. For the January 31, 2014 dividend, the Bank will issue the additional shares from treasury, with no discount.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CST Trust Company (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate. In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CST Trust Company at P.O. Box 700, Postal Station B, Montreal, Québec, H3B 3K3 before the close of business on January 3, 2014. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after January 31, 2014, to shareholders of record at the close of business on January 8, 2014:

•	Series O, in an amount per share of $0.303125;

•	Series P, in an amount per share of $0.328125;

•	Series Q, in an amount per share of $0.35;

•	Series R, in an amount per share of $0.35;

•	Series S, in an amount per share of $0.2106875;

•	Series T, in an amount per share of $0.161625;

•	Series Y, in an amount per share of $0.22246875;

•	Series Z, in an amount per share of $0.166625;

•	Series AA, in an amount per share of $0.3125;

•	Series AC, in an amount per share of $0.35;

•	Series AE, in an amount per share of $0.390625;

•	Series AG, in an amount per share of $0.390625;

•	Series AI, in an amount per share of $0.390625; and

•	Series AK, in an amount per share of $0.390625.

The Bank, for the purposes of the Income Tax Act, Canada and any similar provincial legislation, advises that the dividend declared for the quarter ending January 31, 2014, and all future dividends will be eligible dividends unless indicated otherwise.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves over 22 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$862.5 billion in assets on October 31, 2013. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank’s 2013 MD&A under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2014” and in other statements regarding the Bank’s objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties—many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the United States; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2014”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For more information contact:	Annette Galler Senior Legal Officer, Corporate Legal Department—Shareholder Relations (416) 944-6367 Toll free 1-866-756-8936

Ali Duncan Martin Media Relations, Corporate & Public Affairs (416) 983-4412